

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2010

Via U.S. Mail and Fax (806) 688-9316
Mr. Maxwell Grant
Chief Executive Officer
Chancellor Group, Inc.
P.O. Box 742
Pampa, TX 79066

      Re: Larry O'Donnell, CPA, P.C. Audit Opinion
               Periodic Report on Form 8-K, Item 4.01
               Amended on January 7, 2011
               File No. 000-30219

Dear Mr. Grant:

We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Brad Skinner
               Senior Assistant Chief Accountant